Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Industrial Property Trust Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-194656) on Form S-8 of Industrial Property Trust Inc. and subsidiaries of our reports dated March 15, 2017, with respect to the consolidated balance sheets of Industrial Property Trust Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the related financial statement schedule, which reports appear in the December 31, 2016 Annual Report on Form 10-K of Industrial Property Trust Inc.

/s/ KPMG LLP

Denver, Colorado

March 15, 2017